================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                  [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d)
              OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   for the fiscal year ended December 31, 1998

                                       Or

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               [ NO FEE REQUIRED]

               For the transition period __________ to __________

                         COMMISSION FILE NUMBER 0-16960


                         THE GENLYTE GROUP INCORPORATED
                             EMPLOYEES' SAVINGS PLAN

--------------------------------------------------------------------------------

                         THE GENLYTE GROUP INCORPORATED
                         4360 BROWNSBORO ROAD, SUITE 300
                           LOUISVILLE, KENTUCKY 40207

--------------------------------------------------------------------------------

================================================================================

                         THE GENLYTE GROUP INCORPORATED
                             EMPLOYEES' SAVINGS PLAN

                           FINANCIAL STATEMENTS AS OF
                           DECEMBER 31, 1998 AND 1997

                                  TOGETHER WITH

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                         THE GENLYTE GROUP INCORPORATED
                             EMPLOYEES' SAVINGS PLAN


                                TABLE OF CONTENTS


                                                                         Page(s)
                                                                        --------

Report of Independent Public Accountants                                   1


Statements of Net Assets Available for Benefits As
  of December 31, 1998 and 1997                                            2


Statement of Changes in Net Assets Available for Benefits For the
  Year Ended December 31, 1998                                             3


Notes to Financial Statements                                            4 - 7


Item 27(a) - Schedule of Assets Held for Investment
  Purposes As of December 31, 1998 (Schedule I)                            8


Item 27(d) - Schedule of Reportable Transactions For the
  Year Ended December 31, 1998 (Schedule II)                               9

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Pension and Benefits Committee of
     The Genlyte Group Incorporated:

     We have audited the accompanying statements of net assets available for benefits of The Genlyte Group Incorporated Employees' Savings Plan (the Plan) as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements and supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions (Schedules I and II) are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Louisville, Kentucky
     June 28, 1999


                                                   THE GENLYTE GROUP INCORPORATED

                                                       EMPLOYEES' SAVINGS PLAN

                                           STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                  AS OF DECEMBER 31, 1998 AND 1997

                                                                                 1998
                                    ------------------------------------------------------------------------------------------------
                                                                         Participant Directed
                                    ------------------------------------------------------------------------------------------------
                                    Putnam Fund     Putnam        Putnam       Putnam U.S.    Putnam        Genlyte
                                    for Growth      Voyager       Money        Government     Global        Common
                                    and Income       Fund       Market Fund   Income Trust  Growth Fund      Stock         Total
                                    -----------   -----------   -----------   ------------  -----------   -----------   -----------
Investments:                        $ 4,394,477   $ 4,945,926   $ 1,041,393   $ 1,121,259   $ 1,285,834   $ 3,698,373   $16,487,262
Contributions receivable                 51,463        63,038        12,622        16,471        24,873        31,230       199,697
                                    -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net assets available for benefits   $ 4,445,940   $ 5,008,964   $ 1,054,015   $ 1,137,730   $ 1,310,707   $ 3,729,603   $16,686,959
                                    ===========   ===========   ===========   ===========   ===========   ===========   ===========


                                                                                 1997
                                    ------------------------------------------------------------------------------------------------
                                                                         Participant Directed
                                    ------------------------------------------------------------------------------------------------
                                    Putnam Fund     Putnam        Putnam       Putnam U.S.    Putnam        Genlyte
                                    for Growth      Voyager       Money        Government     Global        Common
                                    and Income       Fund       Market Fund   Income Trust  Growth Fund      Stock         Total
                                    -----------   -----------   -----------   ------------  -----------   -----------   -----------
Investments:                        $ 3,535,665   $ 3,477,577   $   911,565   $   894,646   $   800,206   $ 3,469,689   $13,089,348
Contributions receivable                 37,117        41,766        10,457        12,834        16,978        18,392       137,544
                                    -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net assets available for benefits   $ 3,572,782   $ 3,519,343   $   922,022   $   907,480   $   817,184   $ 3,488,081   $13,226,892
                                    ===========   ===========   ===========   ===========   ===========   ===========   ===========

                       The accompanying notes to financial statements are an integral part of this statement.

                                                                - 2 -


                                                  THE GENLYTE GROUP INCORPORATED

                                                      EMPLOYEES' SAVINGS PLAN

                                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                               FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                    Participant Directed
                               --------------------------------------------------------------------------------------------------
                               Putnam Fund      Putnam         Putnam      Putnam U.S.     Putnam        Genlyte
                               for Growth       Voyager        Money       Government      Global        Common
                               and Income        Fund       Market Fund   Income Trust   Growth Fund      Stock          Total
                               -----------    -----------   -----------   ------------   -----------   -----------    -----------
Net assets available for
   benefits, beginning of year  $ 3,572,782    $ 3,519,343   $   922,022   $   907,480   $   817,184   $ 3,488,081    $13,226,892

Additions:
   Employee contributions           598,502        727,397       129,748       169,079       295,299       405,951      2,325,976
   Employer contributions            13,550          9,247         4,911         8,676         7,401        10,512         54,297
   Interest and dividend income     385,698        333,044        48,986        64,828        37,188         3,486        873,230
   Realized gain                     19,483         20,130            --           163        13,082        81,601        134,459
   Unrealized gain (loss)           162,888        571,349            --         2,538       209,484       104,691      1,050,950
                                -----------    -----------   -----------   -----------   -----------   -----------    -----------
         Total additions          1,180,121      1,661,167       183,645       245,284       562,454       606,241      4,438,912

Deductions:
   Distributions/Withdrawals        220,386        201,859       120,105        64,077        70,378       302,040        978,845
                                -----------    -----------   -----------   -----------   -----------   -----------    -----------
         Total deductions           220,386        201,859       120,105        64,077        70,378       302,040        978,845

Transfer between funds              (86,577)        30,313        68,453        49,043         1,447       (62,679)            --
                                -----------    -----------   -----------   -----------   -----------   -----------    -----------
Net assets available for
   benefits, end of year        $ 4,445,940    $ 5,008,964   $ 1,054,015   $ 1,137,730   $ 1,310,707   $ 3,729,603    $16,686,959
                                ===========    ===========   ===========   ===========   ===========   ===========    ===========

                      The accompanying notes to financial statements are an integral part of these statements.

                                                                - 3 -

                         THE GENLYTE GROUP INCORPORATED
                             EMPLOYEES' SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997

1.   DESCRIPTION OF PLAN

     a.  GENERAL INFORMATION

         The Genlyte Group Incorporated and certain of its subsidiaries (collectively referred to herein as "Genlyte") adopted The Genlyte Group Incorporated Employees' Savings Plan (the "Plan") as of July 3, 1988, as amended. Pursuant to an agreement entered into on April 28, 1998 between Thomas Industries, Inc. and Genlyte, Genlyte contributed substantially all of its assets and liabilities to Genlyte Thomas Group LLC (the "Company"), effective as of August 30, 1998. As part of these transactions, the Company adopted and assumed the Plan, and all rights and liabilities under the Plan, and succeeded Genlyte as the sponsor of the Plan as of August 30, 1998. As used herein, the term "Company" shall mean, for periods prior to August 30, 1998, Genlyte, and its successors and assigns, and for periods on and after such date, Genlyte Thomas and its successors and assigns. The Putnam Fiduciary Trust Company is the trustee (the "Trustee") of the securities and other investments of the Plan. The following description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     b.  CONTRIBUTIONS

         The Plan allows a participant to defer a portion of his or her compensation and have such amount contributed to the Plan (the "Income Deferral Feature"). The deferred compensation is contributed to the Plan from the participant's pre-tax wages for federal income tax purposes. The contribution is subject to Social Security tax and may also be subject to state and local taxation. Under the Income Deferral Feature, a participant may defer from 1% through 15% (in increments of 1%) of his or her compensation, or lesser amounts as may be restricted by the Pension and Benefits Committee (the "Committee"), subject to certain Internal Revenue Code limitations. Such contributions are allocated to the specific participant's investment fund accounts based upon the participant's election. Contributions made under the Income Deferral Feature ("Salary Deferred Contributions") are deducted from each participant's compensation and are currently contributed by the Company to the Plan in the form of cash. The plan permits Salary Deferred Contributions, as elected by the participant, to be made in whole or in part (in multiples of 10%) in any one or more investment funds offered by the Committee.

         The Plan also permits the Company to make both matching and non-matching contributions to the Plan, at its sole discretion. In 1998 and 1997, the Company made non-matching contributions of $54,297 and $52,830, respectively.

     c.  PARTICIPATION

         Eligible participants are certain employees employed by the Company for a minimum of six months on any January 1 or July 1, as specified in the Plan. As of December 31, 1998, there were 1,970 eligible participants in the Plan. Of these eligible participants, 1,180 had elected to participate in the Plan.

     d.  VESTING

         Participants are immediately vested in their voluntary contributions, plus earnings thereon, made under the Income Deferral Feature to the Plan. Company matching and non-matching contributions plus applicable earnings are vested at the rate of 20% per year of service following the completion of three years of service. A participant is 100% vested after seven years of credited service. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions.

     e.  DISTRIBUTIONS

         Generally, distributions can only be made from the Plan upon termination of employment (i.e., death, retirement or other separation from service) in the form of lump sum payments. However, distributions can be made to participants while still employed from contributions made pursuant to the Income Deferral Feature only if they have reached age 59 1/2 or in the event of "financial hardship". A financial hardship is defined as an immediate and serious financial need of the participant. The amount which can be withdrawn due to financial hardship cannot exceed the amount required to meet the financial hardship, and no amount can be withdrawn if the needed funds are reasonably available from other resources. The Plan lists the specific criteria for determining if a hardship exists. Distributions are made in cash and/or Genlyte common stock.

     f.  PLAN INVESTMENTS

         At December 31, 1998, the investments of the Plan consist of the Putnam Fund for Growth and Income, the Putnam Voyager Fund, the Putnam Money Market Fund, the Putnam U.S. Government Income Trust, and the Putnam Global Growth Fund, all managed by the Trustee, and Genlyte common stock.

         The Putnam Fund for Growth and Income invests primarily in common stocks and is designed for investors seeking a diversified portfolio offering the opportunity for growth while providing current income. The Putnam Voyager Fund seeks capital appreciation, primarily from a portfolio of common stocks. The Putnam Money Market Fund is a fund investing in money market instruments. The Putnam U.S. Government

         Income Trust invests exclusively in securities backed by the full faith and credit of the United States government. The Putnam Global Growth Fund is designed for investors seeking potential above-average capital growth through a globally diversified portfolio of common stocks.

     g.  ALLOCATION OF INVESTMENT INCOME

         On a daily basis, each participant's account is adjusted to reflect the Plan's investment income and increases and decreases in the fair market value of the assets held in the Plan.

     h.  PLAN EXPENSES

         The Company may elect to pay all expenses, including administrative expenses, of the Plan. Any expenses not borne by the Company will be paid by the Trustee and borne by the Plan. The Company paid all expenses incurred by the Plan for 1998.

2.       SUMMARY OF ACCOUNTING POLICIES

     a.  BASIS OF ACCOUNTING

         The financial statements of the Plan are prepared under the accrual method of accounting.

     b.  USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affects the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     c.  INVESTMENT VALUATION AND INCOME RECOGNITION

         Investments are stated in the Statements of Net Assets Available for Benefits at market value, based upon readily available market quotations. Purchases and sales of investments are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     d.  PAYMENT OF BENEFITS

         Benefits are recorded when paid.

3.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

4.   TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated March 11, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.

5.   PARTY IN INTEREST TRANSACTIONS

     Certain Plan investments are shares of investment funds managed by Putnam and shares of common stock of Genlyte. While these investments may constitute transactions with parties in interest under ERISA, they do not constitute prohibited transactions under ERISA. Such transactions during fiscal 1998 are disclosed in the statement of changes in net assets available for benefits and the statement of net assets available for benefits as of December 31, 1998.


                                                                                                      SCHEDULE I

                                         THE GENLYTE GROUP INCORPORATED

                                             EMPLOYEES' SAVINGS PLAN

                                             EIN 22-2584333 PLAN 018

                          ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                             AS OF DECEMBER 31, 1998


      IDENTITY OF ISSUE                DESCRIPTION OF INVESTMENT            COST                CURRENT VALUE
------------------------------  ------------------------------------ -------------------    --------------------

*     Putnam                    Fund for Growth and Income           $      3,703,261       $       4,394,477

*     Putnam                    Voyager Fund                                3,571,813               4,945,926

*     Putnam                    Money Market Fund                           1,041,393               1,041,393

*     Putnam                    U.S. Government Income Trust                1,114,351               1,121,259

*     Putnam                    Global Growth Fund                          1,108,280               1,285,834

*     Genlyte                   Common Stock                                1,672,945               3,698,373
                                                                     -------------------    --------------------

                                                                     $     12,212,043       $      16,487,262
                                                                     ===================    ====================


*    Party in Interest to the Plan.


              The accompanying notes to financial statements are an integral part of this schedule.

                                                      - 8 -



                                                                                                             SCHEDULE II

                                             THE GENLYTE GROUP INCORPORATED

                                                 EMPLOYEES' SAVINGS PLAN

                                                 EIN 22-2584333 PLAN 018

                                    ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS

                                          FOR THE YEAR ENDED DECEMBER 31, 1998



                                                                                         CURRENT VALUE OF
  IDENTITY OF                                               PURCHASE                        ASSET ON
PARTY INVOLVED           DESCRIPTION OF ASSET                PRICE        SELLING PRICE  TRANSACTION DATE    NET GAIN
----------------      -------------------------------    -------------  --------------- ------------------- -----------
Putnam                Fund for Growth and Income         $   1,094,220  $         -     $     1,094,220     $      -

Putnam                Fund for Growth and Income                   -        1,512,000         1,449,470        62,530

Putnam                Voyager Fund                           1,192,911            -           1,192,911            -

Putnam                Voyager Fund                                 -        1,508,952         1,428,608        80,344

Putnam                Money Market                                 -          642,182           642,182            -

Genlyte               Common Stock                                 -        1,006,153           724,280       281,873


                  The accompanying notes to financial statements are an integral part of this schedule.


                                                          - 9 -

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Benefits Committee has duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.



                               THE GENLYTE GROUP INCORPORATED
                                  EMPLOYEES' SAVINGS PLAN
                               ------------------------------
                                        (Registrant)




                               By: /s/ WILLIAM G. FERKO
                                  ---------------------------------------------
                                       William G. Ferko
                                       Vice President & Chief Financial Officer
                                       Pension and Benefits Committee Member


Dated June 29, 1999

                              ARTHUR ANDERSEN LLP



                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into The Genlyte Group Incorporated's previously filed Registration Statement (File No. 33-27190).


                                        /s/ ARTHUR ANDERSEN LLP


Louisville, Kentucky
  June 28, 1999